Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline Ltd. on November 30, 2015, announcing that Frontline Ltd. has completed its previously announced merger with Frontline 2012 Ltd.

FRO - Merger between Frontline and Frontline 2012 Completed

HAMILTON, BERMUDA - November 30, 2015
Frontline Ltd. (NYSE/OSE: FRO) ("Frontline") has completed its previously announced merger with Frontline 2012 Ltd. (NOTC: FRNT) ("Frontline 2012"), with Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.
The merger was consummated after close of trading on the Oslo Stock Exchange on November 30, 2015. Trading in the new shares of Frontline issued as merger consideration to former Frontline 2012 shareholders (the "Merger Shares") will commence on the Oslo Stock Exchange on December 1, 2015.
Trading in the Merger Shares will begin before delivery of the Merger Shares to eligible Frontline 2012 shareholders' VPS accounts and therefore no account-to-account transactions and no transactions with settlement prior to December 3, 2015 will be allowed in the Merger Shares on the Oslo Stock Exchange in this period.
Prior to completion of the merger, Frontline had 198,375,854 common shares outstanding with a par value of USD 1.00 each. Following completion of the merger, Frontline will have up to 781,937,956 common shares outstanding. The exact number of shares outstanding after completion of the merger will depend on rounding for fractions in connection with the issue of merger consideration shares.
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), initially filed on August 24, 2015 and subsequently amended, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline. The registration statement was declared effective by the SEC on November 9, 2015. A definitive joint proxy statement/prospectus has been mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:

•	The effectuation of the transaction between Frontline and Frontline 2012 described above;

•	The delivery to and operation of assets by Frontline;

•	Frontline's and Frontline 2012's future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Tanker market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the combined company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the combined company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the combined company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see Frontline's filings with the SEC and the Prospectus for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

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This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.